VIA EDGAR AND FACSIMILE

December 20, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Susan Hayes

Re:                             Voyager Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-214861

Dear Ms. Hayes,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Voyager Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 20, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Edwin O’Connor at (212) 813 8853.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention:  Edwin O’Connor, by facsimile to (212) 937 3476.

If you have any questions regarding this request, please contact Edwin O’Connor of Goodwin Procter LLP at (212) 813 8853.

Sincerely,

VOYAGER THERAPEUTICS, INC.

/s/ Steven M. Paul
Steven M. Paul, M.D.
President and Chief Executive Officer

cc:	J. Jeffrey Goater, Voyager Therapeutics, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Edwin O’Connor, Goodwin Procter LLP
Laurie A. Burlingame, Goodwin Procter LLP